

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2020

Guy Nissenson
Chief Executive Officer and Chief Financial Officer
Creations, Inc.
c/o Sichenzia Ross Ference LLP
1185 Avenue of the Americas, 37th Floor
New York, NY 10036

> **Re: Creations, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 3, 2020**
> **CIK No. 0001795938**

Dear Mr. Nissenson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No 1. to Draft Registration Statement on Form S-1

Special Note Regarding Forward-Looking Statements, page 11

1.   We note your revisions in response to comment 4. Please further revise to remove the references to Section 27A of the Securities Act and Section 21E of the Exchange Act. As previously noted, the statutory safe harbor for forward-looking statements provided by these sections are not available to issuers of penny stock. See Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Exchange Act.

Selling Stockholders, page 12

2.   Please tell us whether any selling stockholder is a broker-dealer or an affiliate of a broker-dealer. If any selling stockholder is a broker-dealer or an affiliate of a broker-dealer, please revise your disclosure to state that such seller is an underwriter or provide an analysis as to why you believe such person is not acting as a statutory underwriter.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview - Results of Operations for the Fiscal Years Ended December 31, 2019 and 2018
General and Administrative Expenses, page 15

3.   Please revise your next amendment to break out the material components of general and administrative (G&A) expenses. Please discuss any material trends between periods in MD&A related to individually-material line items within G&A expenses.

4.   We note your response to comment 8. However, we are unable to locate your revisions in response to the comment. Please revise or advise.

Business, page 17

5.   We note your revised disclosure in response to comment 9, which states that your investment portfolio manager license "will expire if [you] do not maintain compliance with ISA guidelines." Please further revise to briefly describe such guidelines. In addition, noting your disclosure that the license terms require you to "have proper Professional Liability Insurance," please quantify the amount of your professional liability insurance coverage and discuss the types of liability you could incur.

6.   On page 18, please define the term "Israeli SEC" at its first use.

Executive Compensation, page 22

7.   We note your revisions in response to comment 15. In this regard, we note that you have disclosed certain target thresholds related to your total AUM at the end of each quarter for 2020 and 2021. Please further revise to disclose the target thresholds that were used to calculate bonuses for 2018 and 2019, consistent with the fiscal years disclosed in your summary compensation table.

Plan of Distribution, page 25

8.   We note your response to comment 20, which acknowledges your understanding of Item 512(a)(1)(iii) of Regulation S-K. Please note that the undertaking in Item 512(a)(1)(iii) of Regulation S-K requires the company to undertake to file a post-effective amendment to include any material information relating to the plan of distribution not previously disclosed in the registration statement or any material change to such information. Please also revise your "Plan of Distribution" disclosure consistent with this undertaking (e.g., to file a post-effective amendment to the registration statement identifying any broker-

       dealers or agents and related compensation arrangements, as applicable).

<u>Report of Independent Registered Accounting Firm, page F-2</u>

9.   Please revise your next amendment to include a signed and dated audit report as required by Rule 2-02 of Regulation S-X.

<u>General</u>

10.   We note your response to comment 32. However, we are unable to locate the revisions referenced in your response. Therefore, we reissue the comment.

11.   We note your revisions in response to comment 34. Please be advised that your financial statements should be included as part of your prospectus and should appear prior to outside back cover page. Please revise as appropriate.

     You may contact David Irving, Staff Accountant, at (202) 551-3321 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or Michael Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Finance